U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Peters,                         Bradford                 G.
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   (Last)                           (First)             (Middle)

c/o Blackfin Capital, LLC, 622 Third Avenue, 38th Floor
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                                    (Street)

    New York,                          NY                  10017
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   (City)                           (State)              (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     BriteSmile, Inc. ("BSML")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Day/Year

     December 31, 2002
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5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

                           ------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                               5.
                                                                                               Amount of        6.
                                                                 4.                            Securities       Owner-
                         2.          2A.            3.           Securities Acquired (A) or    Beneficially     ship
                         Trans-      Deemed         Trans-       Disposed of (D)               Owned            Form:     7.
                         action      Execution      action       (Instr. 3, 4 and 5)           Following        Direct    Nature of
                         Date        Date, if any   Code         ----------------------------- Reported         (D) or    Indirect
1.                       (Month/     (Month/        (Instr. 8)                (A)              Transaction(s)   Indirect  Beneficial
Title of Security        Day/        Day/           ----------     Amount     or      Price    (Instr. 3        (I)       Ownership
(Instr. 3)               Year)       Year)          Code    V                 (D)              and 4)           (Instr.4) (Instr. 4)
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

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Comon Stock              12/31/02                    P            1,704,584    A     $0.33    1,704,584         1          (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                                                                        Page 1 of 2

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                5.                                  7.
                                                                                Number of                           Title and Amount
                                                                                Derivative      6.                  of Underlying
                                                                     4.         Securities      Date                Securities
                               2.                       3A.          Trans-     Acquired (A)    Exercisable and     (Instr. 3 and 4)
                               Conver-                  Deemed       action     or Disposed     Expiration Date     ----------------
1.                             sion or     3.           Execution    Code       of(D)           (Month/Day/Year)              Amount
Title of                       Exercise    Trans-       Date,        (Instr.    (Instr. 3,      ----------------              or
Derivative                     Price of    action Date  if any       8)         4 and 5)        Date     Expira-              Number
Security                       Derivative  (Month/      (Month/      ------     ------------    Exer-    tion                 of
(Instr. 3)                     Security    Day/Year)    Day/Year)    Code V     (A)   (D)       cisable  Date       Title     Shares
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Warrants to purchase          $5.00 per    12/31/02                   P         337,109        Immed.    6/29/05    Common   337,109
Common Stock                  share of                                                                              Stock
                              Common Stock
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Warrants to purchase          $5.00 per    12/31/02                   P          24,946        Immed.    8/3/05     Common   24,946
Common Stock                  share of                                                                              Stock
                              Common Stock
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====================================================================================================================================

[TABLE CONTINUED BELOW]

[CONTINUATION OF TABLE FROM ABOVE]

             9.
             Number of        10.
             Derivative       Ownership
             Securities       Form of         11.
8.           Beneficially     Derivative      Nature
Price of     Owned Follow-    Security        of Indirect
Derivative   ing Reported     Direct (D) or   Beneficial
Security     Transaction(s)   Indirect (I)    Ownership
(Instr. 5)   (Instr. 4)       (Instr. 4)      (Instr. 4)
---------------------------------------------------------

---------------------------------------------------------
$0.01         337,109           1                (2)
---------------------------------------------------------
$0.01          24,946           1                (2)
---------------------------------------------------------

=========================================================

Explanation of Responses:

(1)  On December 31, 2002, TITAB, LLC, a Delaware limited liability company ("TITAB"), of which Mr. Bradford G. Peters (the
     "Reporting Person") is sole member and managing member, purchased 1,704,584 shares of common stock, par value $0.001 per share
     ("Common Stock"), of the Issuer in a private sale. The Reporting Person may have previously been deemed to have beneficial ownership of such shares of Common Stock by reason of his power to direct the disposition of such shares. As a result of the private sale the Reporting Person now may be deemed to have indirect beneficial ownership of such shares through TITAB.

(2)  On December 31, 2002, TITAB purchased warrants to purchase Common Stock in a private sale. The Reporting Person may have previously been deemed to have beneficial ownership of such warrants by reason of his power to direct the disposition of such warrants. As a result of the private sale the Reporting Person now may be deemed to have indirect beneficial ownership of such warrants through TITAB.


        /s/ Bradford G. Peters                              January 3, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

        Bradford G. Peters

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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